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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 10-C

                Report by Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System

                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                             National Realty, L.P.
                          10670 N. Central Expressway
                                   Suite 300
                              Dallas, Texas 75231
                                 (214) 692-4700

                 I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
         Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.       Title of Security: Units of Limited Partnership interest
2.       Number of shares outstanding before the change: 2,139,348
3.       Number of shares outstanding after the change: 6,418,044
4.       Effective date of change: January 2, 1996
5. Method of change: This is a forward split on a 3 for 1 basis of the Units of Limited Partnership interest, without any adjustment to the capital of the Partnership, in the form of a 200% Unit distribution for each Unit holder, it being intended that each Unit holder shall retain the units presently held and receive two additional units for each unit presently held.

                         II.  CHANGE IN NAME OF ISSUER

1.       Name prior to change: n/a
2.       Name after change: n/a
3.       Effective date of charter amendment changing name: n/a
4.       Date of shareholder approval of change if required: n/a


Date         1/2/96                     National Realty, L.P.
     -----------------------            By:  Synek Asset Management, L.P.,
                                             its General Partner
                                               By:  Synek Asset Management, Inc.
                                                    its Managing General Partner
                                               By:  /s/ BRUCE E. ENDENDYK
                                                    ----------------------------
                                                    Bruce A. Endendyk,
                                                    Executive Vice President